Exhibit 4(vi)

                       NEW ENGLAND LIFE INSURANCE COMPANY
                              [501 Boylston Street
                               Boston, MA  02117]

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GUARANTEED MINIMUM INCOME BENEFIT RIDER -- LIVING BENEFIT

This Rider forms a part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. Your election of this Rider is irrevocable and its provisions will remain part of the Contract until terminated in accordance with the provisions below. This Rider amends the Contract as follows:

The following is added to the "Annuity Provisions" section:

GUARANTEED MINIMUM INCOME BENEFIT

We guarantee that your minimum monthly Fixed Annuity Payment will not be less than the Guaranteed Minimum Income Benefit (GMIB) Payment (less any applicable charges and fees as described in the Contract Schedule or any Rider) provided you meet the eligibility requirements below. If a higher Fixed Annuity Payment results from applying your total Adjusted Contract Value to the then current Fixed Annuity rates applicable to this class of contracts, we will pay you the greater payment.

At the Annuity Calculation Date, the GMIB Payment will be determined by applying the Income Base to the GMIB Annuity Table multiplied by the applicable GMIB Payment Adjustment Factor shown on the Contract Schedule. In calculating the GMIB Payment, any Withdrawal Charges that would have applied if you had made a full withdrawal of your Contract Value will be deducted from the Income Base. We reserve the right to reduce the Income Base for any Premium and Other Taxes that may apply.

INCOME BASE
The Income Base is the greater of (a) or (b):

(a) Highest Anniversary Value: On the Issue Date we set this value equal to your initial Purchase Payment. During each Contract Year we increase this value by any Purchase Payments made and reduce it proportionately by the Percentage Reduction in Contract Value attributable to any partial withdrawals taken. On every Contract Anniversary prior to the Last Step-Up Date shown on the Contract Schedule, we compare this value to the current Contract Value and we set the Highest Anniversary Value equal to the higher amount.

(b) Annual Increase Amount: On the Issue Date we set this amount equal to your Initial Purchase Payment. For purposes of this calculation all Purchase Payments credited within 120 days of the Issue Date will be treated as if received on the Issue Date. After the Issue Date, this amount will equal:

      (i) The sum total of each Purchase Payment accumulated at the Annual Increase Accumulation Rate for the duration shown on the Contract Schedule from the date the Purchase Payment is made, less

      (ii) The sum total of each Withdrawal Adjustment for any partial withdrawal accumulated at the Annual Increase Accumulation Rate from the date of withdrawal (except as indicated).

      The Annual Increase Accumulation Rate will be applied as set forth in the Contract Schedule or through the earlier of the Annuity Calculation Date or the GMIB Rider Termination Date. For purposes of calculating the Annual Increase Amount when the GMIB Rider Charge is assessed, the Annual Increase Accumulation Rate will be applied through the end of the prior Contract Year.


NEL-560-1 (03/03)

We compute the Percentage Reduction in Contract Value attributable to a partial withdrawal by dividing the dollar amount of the withdrawal plus any applicable Withdrawal Charges by the Contract Value immediately preceding such withdrawal. When we reduce a value proportionately by the Percentage Reduction in Contract Value attributable to a partial withdrawal we multiply that value by 1 minus the Percentage Reduction.

The Withdrawal Adjustment for any partial withdrawal in a Contract Year equals the Annual Increase Amount immediately prior to the withdrawal multiplied by the Percentage Reduction in Contract Value attributable to that partial withdrawal. However, if all partial withdrawals in a Contract Year are payable to the Owner (or Annuitant if the Owner is a non-natural person) or other payees that we agree to in writing and total partial withdrawals in a Contract Year are not greater than the Annual Increase Amount on the previous Contract Anniversary multiplied by the Dollar-for-Dollar Withdrawal Percentage shown on the Contract Schedule, the total Withdrawal Adjustments for the Contract Year will be set equal to the dollar amount of total partial withdrawals in that Contract Year and treated as a single withdrawal at the end of that Contract Year.

GMIB ANNUITY TABLE
The guaranteed monthly payout rates per $1000 of Income Base are shown in the GMIB Annuity Tables using the GMIB Annuity Table Basis shown on the Contract Schedule. The rate applied will depend upon the Annuity Option chosen and the Attained Age and sex of the Annuitant and Joint Annuitant, if applicable.

ELIGIBILITY REQUIREMENTS FOR THE GMIB PAYMENT
You are only eligible to receive GMIB Payments if:

(1) The Owner is a natural person and the Owner is also the Annuitant. If the Owner is a non-natural person then the Annuitant will be considered the Owner for GMIB Payment purposes. If Joint Owners are named, the age of the oldest will be used to determine the Income Base and GMIB Payment, and

(2) You choose an Annuity Date that is within 30 days following any Contract Anniversary on or after the GMIB Income Date shown on the Contract Schedule, but no more than 30 days after the GMIB Rider Termination Date shown on the Contract Schedule. However, if your Contract Value is fully withdrawn, we set an Annuity Date 30 days following the full withdrawal date, and the GMIB Payment (if any) will be determined using the Income Base after any applicable Withdrawal Adjustment associated with the withdrawal that exhausted your Contract Value, and

(3) You choose to start receiving Fixed Annuity Payments under one of the Annuity Options shown on the Contract Schedule. If a single life option is chosen and Joint Owners are named, the age of the oldest will be used to determine the Income Base and the GMIB Payment, and monthly Fixed Annuity Payments will be made for the lifetime of the oldest Joint Owner. You may name a Joint Annuitant on the Annuity Date for purposes of a Life Income for Two Lives option provided that the difference in the ages of the Joint Annuitants is 10 years or less (or as permissible under our then current underwriting requirements if more favorable), and

(4) Annuity Payments will be paid as monthly installments or at any frequency acceptable to you and us. If the amount of the Income Base to be applied under an Annuity Option is less than $5,000, we reserve the right to make one lump sum payment in lieu of Income Payments. If the amount of the first Income Payment would be less than $100, we may reduce the frequency of payments to an interval which will result in the payment being at least $100, but no less than annually.

GMIB RIDER CHARGE
The GMIB Rider Charge is equal to the specified percentage shown on the Contract Schedule multiplied by the Income Base at the end of the prior Contract Year. The charge is assessed for the prior Contract Year at each Contract Anniversary. If you take a full withdrawal or apply any portion of your Adjusted Contract Value to an Annuity Option, a pro rata portion of the GMIB Rider Charge will be assessed based on the number of months from the last Contract Anniversary to the date of withdrawal/application.


NEL-560-1 (03/03)

The GMIB Rider Charge will be deducted from your Contract Value. This deduction will result in the cancellation of Accumulation Units from each applicable Subaccount (and/or reduction of any portion of the Contract Value allocated to any other accounts included by Rider) in the ratio the portion of the Contract Value in such Subaccount (and/or other account) bears to the total Contract Value.

GMIB TERMINATION PROVISIONS
The GMIB Rider Provisions will terminate upon the earliest of:

(a) The 30th day following the GMIB Rider Termination Date shown on the Contract Schedule;
(b) The date you make a full withdrawal of your Contract Value;
(c) The date you apply all or any portion of your Adjusted Contract Value to an Annuity Option;
(d) Death of the Owner or Joint Owner (or Annuitant if the Owner is a non-natural person) unless the Beneficiary is the spouse of the Owner and elects to continue the Contract and the surviving spouse's attained age is less than 85;
(e) Change of the Owner or Joint Owner (or Annuitant if the Owner is a non-natural person), for any reason; or
(f) Termination of the Contract to which this Rider is attached.

New England Life Insurance Company has caused this Rider to be signed by its President and Secretary.


/s/ Kathryn F. Plazack                  /s/ James M. Benson
       Secretary                              President



NEL-560-1 (03/03)

                              GMIB ANNUITY TABLES

                    AMOUNT OF FIRST MONTHLY ANNUITY PAYMENT
                            PER $1000 OF INCOME BASE

                                 ANNUITANT ONLY

[Life Income with 10 Years of Annuity Payments Guaranteed

Attained Age
Of Annuitant        MALE      FEMALE
[55                 3.93      3.71
60                  4.26      3.99
65                  4.68      4.36
70                  5.23      4.84
75                  5.92      5.47
80                  6.73      6.29
85                  7.61      7.26]

                         ANNUITANT AND JOINT ANNUITANT

Life Income Annuity for Two with 10 Years of Annuity Payments Guaranteed

                                        Age of Female Joint Annuitant
                              --------------------------------------------------
Attained Age of               10 Years   5 Years   0 Years   5 Years   10 Years
Male Annuitant                Younger    Younger   Younger    Older     Older
[55                           3.21       3.33      3.44      3.55      3.66
60                            3.37       3.52      3.67      3.81      3.94
65                            3.58       3.76      3.96      4.15      4.32
70                            3.84       4.09      4.35      4.60      4.83
75                            4.19       4.52      4.87      5.22      5.51
80                            4.65       5.10      5.58      6.03      6.38
85                            5.27       5.88      6.50      7.02      7.35]]

Monthly payments for ages not shown will be furnished on request.


NEL-560-1 (03/03)

                       New England Life Insurance Company

                           501 Boylston Street Boston,
                               Massachusetts 02117

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INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached. The effective date of the provisions in this Endorsement are the same as the date of issue shown on the Contract Schedule page, or the date the provision is required under the Federal tax law, if later. If there is a conflict between the terms of the Contract (including any prior endorsements or riders thereto) and the terms of this Endorsement, this Endorsement controls. However, the Contract may contain further restrictions (including but not limited to the types and number of contributions which will be accepted), which will continue to apply to the extent consistent with Federal tax law.

TERMS USED IN THIS ENDORSEMENT

(a)  "We" or the "Company", means New England Life Insurance Company.

(b) "Annuitant", "You", and "Your" refer to the measuring life who is also the owner of the annuity Contract.

THE FOLLOWING PROVISIONS APPLY TO A CONTRACT WHICH IS ISSUED ON A QUALIFIED BASIS IF THE APPLICATION INDICATES IT IS TO BE ISSUED UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, ("CODE") SECTION 408(b):


1.   This Contract is not transferable.

2. This Contract, and the benefits under it, cannot be sold, assigned or pledged as collateral for a loan or as security for the performance of an obligation.

3.   The Owner is the Annuitant.

4.   The Annuitant's entire interest in this Contract is nonforfeitable.

5. This Contract is established for the exclusive benefit of the Annuitant and the Annuitant's beneficiary(ies).

6. Any refund of contributions (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future contributions or the purchase of additional benefits.

7.   Contributions:

          a) Except in the case of a rollover contribution or a non-taxable transfer (as permitted by Code sections 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16)), or a
               contribution under a Simplified Employee Pension (SEP) under section 408(k), no contributions will be accepted unless they are in cash, and the total of such contributions shall not exceed:

                   $3,000 for any taxable year beginning in 2002 through 2004;

                   $4,000 for any taxable year beginning in 2005 through 2007;
                   and

                   $5,000 for any taxable year beginning in 2008 and years thereafter.

          b) After 2008, the limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code section 219(b)(5)(C). Such adjustments will be in multiples of $500.

          c) In the case of an individual who is 50 or older, the annual cash contribution limit is increased by: $500 for any taxable year beginning in 2002 through 2005; and $1,000 for any taxable year beginning in 2006 and years thereafter.



NEL-408.2 (9/02)

8. No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Code Section 408(p). No transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer's SIMPLE plan.

9.   Distributions in the form of an annuity:

          a) The distribution of the Annuitant's interest in the Contract shall be made in accordance with the requirements of Code section 408(b)(3) and the regulations there under, the provisions of which are herein incorporated by reference.

          b) Distributions under the annuity payment options in the Contract must commence to be distributed, no later than the first day of April following the calendar year in which the Annuitant attains age 70 1/2, (the "required beginning date"), over (a) the life of the Annuitant, or the lives of the Annuitant and his or her designated beneficiary within the meaning of section 401(a)(9) ("designated beneficiary"), or (b) a period certain not extending beyond the life expectancy of the Annuitant, or the joint and last survivor expectancy of the Annuitant and his or her designated beneficiary. Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either non-increasing or they may increase only as provided in the Q&As -1 and -4 of section 1.401(a)(9)-6T of the Temporary Income Tax Regulations. In addition, any distribution must satisfy the incidental benefit requirements specified in Q&A-2 of section 1.401(a)(9)-6T.

          c) The distribution periods described in paragraph (b) above cannot exceed the periods specified in section 1.401(a)(9)-6T of the Temporary Income Tax Regulations.

          d) The first required payment can be made as late as April 1 of the year following the year the individual attains 70 1/2 and must be the payment that is required for one payment interval. The second payment need not be made until the end of the next payment interval.

          e) The interest in the Contract includes the amount of any outstanding rollover, transfer and recharacterization under Q&As-7 and -8 of section 1.408-8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the Contract, such as guaranteed death benefits.

10.  Distributions in a form other than an annuity:

          a) The distribution of the Annuitant's interest in the Contract shall be made in accordance with the requirements of Code section 408(a)(6) and the regulations there under, the provisions of which are herein incorporated by reference.

          b) The entire value of the Contract will commence to be distributed no later than the first day of April following the calendar year in which the Annuitant attains age 70 1/2 (the "required beginning date") over the life of the Annuitant or the lives of the Annuitant and his or her designated beneficiary.

          c) The amount to be distributed each year, beginning with the calendar year in which the Annuitant attains age 70 1/2 and then for each succeeding calendar year, shall not be less than the quotient obtained by dividing the annuitant's benefit ("Account Value") by the distribution period provided in the Uniform Lifetime Table in Q&A-2 of section 1.401(a)(9)-9 of the Income Tax Regulations, using the Annuitant's age as of his or her birthday in the year. However, if the Annuitant's sole designated beneficiary is his or her surviving spouse and such spouse is more than 10 years younger than the individual, then the distribution period is determined under the Joint and Last Survivor Table in Q&A-3 of section 1.401(a)(9)-9 using the ages as of the Annuitant's and spouse's birthdays in the year.

          d) The required minimum distribution for the year the Annuitant attains age 70 1/2 can be made as late as April 1 of the following year. The required minimum distribution for any other year must be made by the end of such year.




NEL-408.2 (9/02)

11. The Account Value includes the amount of any outstanding rollover, transfer and recharacterization under Q&As -7 and -8 of section 1.408-8 of the Income Tax Regulations.

12. If the Annuitant has more than one individual retirement annuity or account ("IRA"), the amount of the required minimum distribution must determined separately for each IRA and then aggregated to determine the required minimum distribution for the year. However, the Annuitant shall be permitted to withdraw this required minimum distribution in any year from any one or a combination of his or her IRAs in accordance with the Federal income tax rules. Notwithstanding anything in the Contract to the contrary, if the Annuitant does not elect to receive a distribution from this Contract to satisfy the minimum distribution, we will assume that the Annuitant is receiving the required amount from another IRA. The Annuitant shall be responsible in such instance for determining whether the minimum distribution requirements are met, and the Company shall have no responsibility for such determination.

13. If the Annuitant dies after distributions have begun the following rules apply:

          a) where distributions have begun under a permissible income annuity option, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Annuitant's death;

          b) if distributions have begun in a form other than a permissible annuity payment option, payments must be made over a period not extending beyond the remaining life expectancy of the designated beneficiary as provided in the Single Life Table in Q&A-1 of section 1.401(a)(9)-9 of the Income Tax Regulations (or over a period no longer than the remaining life expectancy of the Annuitant in the year of death, if longer, or where there is no designated beneficiary). Payments must commence no later than December 31st of the calendar year following the calendar year of the Annuitant's death.

               If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse's remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse's age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary's (or Annuitant's) age in the year of the Annuitant's death, reduced by one (1) for each subsequent year.

14. If the Annuitant dies before distributions have begun, the entire amount payable to the beneficiary will be distributed no later than December 31 of the calendar year which contains the fifth anniversary of the date of the Annuitant's death except to the extent that an election is made to receive distributions in accordance with (a) or (b) below:

          a) if any portion of the Contract proceeds is payable to a designated beneficiary, distributions may be made in instalments over the life or over a period not extending beyond the life expectancy of the designated beneficiary commencing no later than December 31 of the calendar year immediately following the calendar year in which the Annuitant died;

          b) if the sole designated beneficiary is the Annuitant's surviving spouse, and benefits are to be distributed in accordance with (a) above, distributions must begin on or before the later of (a) December 31 of the calendar year immediately following the calendar year in which the annuitant died or (b) December 31 of the calendar year in which the Annuitant would have attained age 70 1/2. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed no later than December 31 of the calendar year which contains the fifth anniversary of the Annuitant's death, or, if elected, in accordance with paragraph (a) above, starting by December 31 of the calendar year following the calendar year of the spouse's death. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the Contract option chosen.

15.  Special Rules for Distributions After the Annuitant's Death:

          a) If the designated beneficiary is the Annuitant's surviving spouse, to the extent permitted under the tax law, the spouse may instead of receiving distributions under sections 13 and 14, treat the Contract as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a regular IRA contribution to the Contract, makes a rollover to or from such Contract, or fails to elect any of the above provisions.



NEL-408.2 (9/02)

          b) For purposes of distributions beginning after the annuitant's death, life expectancy is determined using the Single Life Table in Q&A-1 of section 1.401(a)(9)-9 of the Income Tax Regulations. The life expectancy of the surviving spouse shall be recalculated each year (except as provided under Income Tax Regulations after the death of the surviving spouse). In all other cases, life expectancies shall be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated. Life expectancy for distributions under an annuity payment option available under the Contract may not be recalculated.

          c) Distributions are considered to have begun if distributions are made on account of the individual reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence to an individual over a period permitted and in an annuity form acceptable under the Code or Income Tax Regulations.

16. The company shall furnish annual calendar year reports concerning the status of the annuity and such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue.

17. This contract does not require fixed premiums or contributions. However, if we do not receive an initial contribution within 120 days of the Contract issue date, this Contract may be cancelled. Also, we may, if permitted by law, cancel your Contract by paying you its contract value if (a) we do not receive any contributions under your Contract for at least two full consecutive policy years; (b) the contract value is less than $2,000; and
     (c) such contract value if accrued with interest to age (70 1/2) at the minimum interest rate specified in the Contract will provide an income payment of less than $20 per month if calculated under the basis described in the Contract and exhibits thereto.

18.  In order to continue to qualify this annuity Contract as an IRA under section 408(b) and to comply with Federal income tax rules, we have the right to interpret its provisions in accordance with the Code, including without limitation section 408(b), section 401(a)(9) and the regulations there under. We may amend this Contract to reflect changes in the tax law. We will notify you of any such amendments and, when required by law, we will obtain the approval of the appropriate regulatory authority.

All other terms and conditions of the Contract remain unchanged.


New England Life Insurance Company has caused this Endorsement to be signed by its President and Secretary.



              /s/ (ILLEGIBLE)                         /s/ (ILLEGIBLE)
                 Secretary                               President



NEL-408.2 (9/02)